FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release: Syngenta to donate Golden Rice to Humanitarian Board

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta to donate Golden Rice to Humanitarian Board

Basel, Switzerland, 14 October 2004

Syngenta announced today the donation of new Golden Rice seeds and lines to the Golden Rice Humanitarian Board. The donation follows the successful completion of the first Golden Rice field trials and harvest in the USA last month; it also marks World Food Day on October 16 and the UN's International Year of Rice this year.

Syngenta's donation is intended for humanitarian objectives, to provide the basis for rice breeding for nutritional enhancement in different regions and developing countries. The donation includes the scientific results from the first field trial of Golden Rice and new lines containing significantly higher levels of beta-carotene as well as the related technology, rights and research.

The Golden Rice Humanitarian Board is led by Ingo Potrykus, Professor Emeritus of the Swiss Federal Institute of Technology ETH in Zurich, Switzerland, and Professor Peter Beyer of the University of Freiburg, Germany, the leaders of the research team who first demonstrated pro-vitamin A production in rice. The Board also includes representatives of the International Rice Research Institute (IRRI), the Rockefeller Foundation, the international public initiative HarvestPlus and USAID, among others.

Syngenta developed the new strains of rice containing beta-carotene, which can be converted naturally by the human body into vitamin A. In many developing countries, one of the biggest causes of blindness is the lack of vitamin A and other micronutrients in children's diets. The development of Golden Rice could help to address this challenge, although it must first undergo further required scientific, regulatory and social tests. Syngenta has supported this public project from its inception and will continue to do so. The company has no commercial interest in the Golden Rice project.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Switzerland:	Markus Payer	Tel: +41 (61) 323 2323
	USA:	Sarah Hull	Tel: +1 (202) 347 8348

Analysts/Investors:	Switzerland:	Jonathan Seabrook	Tel: +41 (61) 323 7502
		Jennifer Gough	Tel: +41 (61) 323 5059
	USA:	Rhonda Chiger	Tel: +1 (917) 322 2569

Syngenta – 14 October 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 15, 2004	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel

		By:	/s/ Daniel Michaelis

			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel